March 30, 2015
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WRITER’S DIRECT LINE
414.297.5596
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CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 002-93131 and 811-04044)
Registration Statement on Form N-14 (No. 333-202448)
Filed March 2, 2015

Ladies and Gentlemen:

On behalf of our client, Parnassus Funds and two of its series, the Parnassus Small Cap Fund and the Parnassus Mid Cap Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement referenced above (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

As requested, the Funds will file a pre-effective amendment to respond to the Staff’s comments, and will file the auditors’ consent with that pre-effective amendment.  If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

March 30, 2015

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Registration Statement

3.  Please clarify the discussion regarding the overlap of securities.

Response:  The Funds have revised this disclosure to clarify that the principle focus was on the overlap of securities eligible to be held by the Funds.  It now reads as follows: “. . . the overlap of the securities eligible to be held by the Funds . . . .”

4.  Please confirm whether any forced sales are anticipated in connection with the transaction, or any planned repositioning of the Funds’ portfolios.  Please explain briefly the history of the change to the Mid Cap Fund’s definition of medium-capitalization companies.

Response:  The Funds confirm that no forced sales of portfolio securities are anticipated in connection with the transaction, nor is any repositioning of the Funds’ portfolio planned in connection with the transaction.  The following disclosure has been added to the prospectus: “They also noted that no forced sales of portfolio securities are anticipated in connection with the acquisition, nor is any repositioning of portfolio securities planned in anticipation of the acquisition.”  The Funds note that the change to the Mid Cap Fund’s definition of medium-capitalization companies preceded the exploration of the merger of the Small Cap Fund into the Mid Cap Fund, and the revision to  the Mid Cap Fund’s definition would have occurred regardless of the merger.

5.  Please confirm whether the annual expense ratio is expected to be 0.14% lower or 0.15% lower.  Also, revise the disclosure to specify that this is based on the fiscal year end.

Response:  The Funds confirm that the annual expense ratio is expected to be 0.15% lower.  The Funds revised the disclosure as follows: “The annual expense ratio of the Mid Cap Fund immediately after the closing of the transaction is estimated to be approximately 0.15% lower than the total annual expense ratio of the Small Cap Fund based on the fiscal year ended December 31, 2014.”

6.  Please note that forward incorporation by reference is not permitted.

Response:  The Funds acknowledge that forward incorporation by reference is not permitted, and they note that the referenced Statement of Additional Information (SAI) is the SAI filed as part of the Registration Statement.

March 30, 2015

7.  Please provide more detail on the Funds’ consideration regarding performance.

Response:  The Funds have revised this disclosure to read as follows: “The Trustees took into consideration the historical performance of the Funds, noting that the Small Cap Fund has underperformed its benchmarks, while the Mid Cap Fund has outperformed its benchmarks, and the Trustees also took into consideration the Adviser’s assessment that the Small Cap Fund is likely to continue to underperform, while the expectation is that the Mid Cap Fund should continue to outperform.”

8.  Please quantify the percentage of securities eligible to be held by both Funds.

Response:  The Funds have revised this disclosure to read as follows: “While the Funds have differing investment strategies, as described below, essentially all (over 99%) of the investments of the Small Cap Fund may be held by the Mid Cap Fund.  As of February 1, 2015, approximately 19% of the portfolio of the Small Cap Fund was held by the Mid Cap Fund.  However, as noted, essentially all (over 99%) of the investments of the Small Cap Fund are eligible investments of the Mid Cap Fund, and if the Acquisition had occurred as of February 1, 2015, and the Mid Cap Fund had repositioned its portfolio on the next business day, none of the Mid Cap Fund’s portfolio would have turned over, which demonstrates the similarity of the two Funds.”

9.  Please revise the reference to rebalancing the portfolio to repositioning the portfolio.

Response:  The Funds have revised this disclosure to read as follows: “However, as noted, essentially all (over 99%) of the investments of the Small Cap Fund are eligible investments of the Mid Cap Fund, and if the Acquisition had occurred as of February 1, 2015, and the Mid Cap Fund had repositioned its portfolio on the next business day, none of the Mid Cap Fund’s portfolio would have turned over, which demonstrates the similarity of the two Funds.”

10.  Please include the investment advisory fee structure of the Funds in the filing.

Response:  The Funds have revised this disclosure to read as follows: “The Small Cap Fund paid an advisory fee of 0.87% of the Fund’s average daily net assets for the most recent fiscal year.  The advisory fee structure of the Small Cap Fund is 1.00% of the first $100 million in assets; 0.90% of the next $100 million; 0.85% of the next $300 million and 0.80% of the amount above $500 million.  The Mid Cap Fund paid an advisory fee of 0.81% of the Fund’s average daily net assets for the most recent fiscal year.  The advisory fee structure of the Mid Cap Fund is 0.85% of the first $100 million in assets; 0.80% of the next $100 million; 0.75% of the next $300 million and 0.70% of the amount above $500 million.”

11.  Please confirm the capital loss carryforward position of the Small Cap Fund.

Response:  The Funds confirm that the capital loss carryforward position of the Small Cap Fund stated in the Registration Statement is correct.  The Funds’ Annual Report is incorrect in omitting the Small Cap Fund’s capital loss carryforward position.

12.  Please confirm whether the combined fund will invest primarily in small-capitalization companies.

Response:  The Funds have revised the disclosure to confirm that the combined fund does not invest primarily in small-capitalization companies.  The Funds have revised the first sentence of the risk factor for small-capitalization company risk to read as follows: “Small-capitalization companies can be particularly sensitive to changing economic conditions since they do not have the financial resources or the well-established businesses of large-capitalization companies.”

March 30, 2015

13.  Please specify the expense cap for the combined fund.

Response:  The Funds have revised the disclosure to specify that the expense cap is 0.99%.

14.  The Funds may include a footnote to in the capitalization table to explain the adjustment made.

Response:  The Funds have added the following footnote: “Reflects the adjustment to the number of shares outstanding due to the merger.”

15.  The annual expense ratio of the Small Cap Fund in the Annual Report is 1.20%, which is the number at which the annual expense ratio is capped.  Please confirm if any fees or expenses were waived.

Response:  The Funds confirm that the annual expense ratio is 1.20% and this does not involve any fee or expense waivers.

16.  Please revise the disclosure to specify who will be the continuing portfolio managers.

Response:  The Funds have revised the disclosure to read as follows: “The individuals below are the portfolio managers of the Mid Cap Fund and will be the portfolio managers of the combined Mid Cap Fund.”

17.  Please include signatures for the Plan of Acquisition and Liquidation.

Response:  The Funds have included the signatures for the Plan of Acquisition and Liquidation.

18.  The Funds need only include the combined pro forma consolidated schedule of investments.

Response:  The Funds have noted this and revised the filing accordingly.

19.  Please include footnotes on the pro forma statement of operations that explain briefly the adjustments made.

Response:  The Funds have revised the disclosure accordingly.

20.  Please explain why the discussion regarding the tax opinion uses the word “should” instead of “will.”

Response:  The word ‘‘should’’ rather than ‘‘will’’ is used in the discussion regarding the tax opinion because the opinion uses the word “should” due to the lack of guidance directly on point regarding the U.S. federal income tax treatment of the reorganization.

* * *

March 30, 2015

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	John Skidmore (w/ enclosures)
Parnassus Funds